

September 24, 2014

<u>Via E-mail</u>
Mr. Kenneth H. Beer
Executive Vice President and Chief Financial Officer
Stone Energy Corporation
625 East Kaliste Saloom Road
Lafayette, Louisiana 70508

      Re: Stone Energy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 27, 2014
              File No. 001-12074

Dear Mr. Beer:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Properties, page 20</u>

<u>Oil and Natural Gas Reserves, page 20</u>

1.   Please expand your disclosure of the internal controls used in your reserves estimation effort to identify and present the qualifications of the technical person at Netherland, Sewell & Associates, Inc. primarily responsible for overseeing the preparation of the reserve estimates as of December 31, 2013. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

2.   Please expand your disclosure to include a narrative explanation for the material changes in your proved undeveloped reserves such as the change relating to the line item entry

"additional PUDs added" in the table on page 21. Refer to Item 1203(b) of Regulation S-K.

Production Volumes, Sales Price and Cost Data, page 22

3. Please expand your disclosure to provide the average sales prices per unit of oil, gas and natural gas liquids (NGLs) produced excluding the adjustments relating to the cash settlement of your hedge contracts. Refer to Item 1204(b)(1) of Regulation S-K.

Productive Well and Acreage Data, page 24

4. You disclose that leases covering approximately 37% of your gross undeveloped acreage will expire over the next three years. You also disclose on page 14 that "unless production is established within the spacing units covering the undeveloped acres on which some of the locations are identified, the leases for such acreage may expire." Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2013 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure to explain the steps which would be necessary to extend your legal right to these leases and to address whether you would have a legal right to produce reserves from this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 17-Oil and Gas Reserves Information-Unaudited, page F-30

5. Please expand your disclosure to provide the net quantities of your proved undeveloped reserves for each of the periods presented. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne N. Parker
Branch Chief